Second Quarter Report
Period Ended August 31, 2017

Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
SECOND QUARTER ENDED AUGUST 31, 2017
(Expressed in Canadian dollars)

To our Shareholders:

The Company’s net loss from continuing operations for Q2 was $710,000 (or $0.25 per share) versus a net loss of $949,000 (or $0.33 per share) in Q2 of the prior year.

Gross revenue for continuing operations for Q2 2017 was $510,000, versus $568,000 in the comparable period of last year.

Discounts, rebates and slotting fees were $156,000 in Q2 2017, a decrease of $27,000 compared to the same period of the prior year. Selling, General and Administrative Expenses (“SG&A”) were $713,000 in Q2 of fiscal 2017, versus $818,000 in Q2 of the previous year.

Gross profit margin for the quarter was 0.7%, up from (9.1%) in the same quarter last year.

On September 18, 2017 the Company announced that it had entered into a Definitive Arrangement Agreement with Liquid Media Group, Inc. (“Liquid”) of Vancouver, Canada whereby LBIX will acquire 100% of Liquid pursuant to a plan of arrangement. Existing LBIX shareholders are anticipated to hold 22.637% and Liquid Shareholders are anticipated to hold 77.363% of the post-transaction entity. For these purposes, existing LBIX shares were valued at $1.50 US.

Liquid is aggregating mature production service studios and creating a vertically integrated studio system for producing film, television and gaming content from inspiration to distribution. Liquid is headquartered in Vancouver, Canada where it is establishing its studio footprint and production hub. Liquid also has satellite offices in both New York and Los Angeles.

Liquid is led by its Chairman, Joshua Jackson, currently a star of the Showtime series The Affair. Krysanne Katsoolis is Liquid’s CEO, Charles Brezer, Liquid’s CSO and Daniel Cruz is Liquid’s CFO. More detailed information on Liquid and its management team may be found at the company’s website: www.LiquidMediaGroup.co.

The Company anticipates that the transaction will close within 90 days of September 18, subject to all necessary approvals, including shareholder approval. At that time, the existing LBIX board, with the exception of Tom Gaglardi, will resign and be replaced by Messrs. Jackson, Brezer and Cruz and Ms. Katsoolis. Those individuals will continue their current roles as officers of LBIX.

Company Chairman & CEO Ralph McRae said: “We are pleased to have reached an agreement with Liquid and its management. In addition to their impressive content, experience and connections the principals have proven a vision to aggregate the key components necessary to produce World-class entertainment product. We look forward to working with them to see this transaction through to a successful conclusion as soon as practicable.”

Liquid Chairman Joshua Jackson said: “Vancouver has long been an industry hub, with world class talent and production services at every level. We are excited to be able to harness all of that ability to produce world class content.”

Liquid CEO Krysanne Katsoolis added: “The demand for content is unprecedented and the opportunity to change the landscape in the media business is exciting. We sincerely wish to thank Ralph McRae and the Board of Leading Brands for their confidence in Liquid.”

To clear the way for this transaction the Company recently disposed of its legacy beverage assets. Financial terms were not disclosed.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net Income (Loss) from continuing operations	$(710,000)	$(949,000)	$(1,488,000)	$(1,499,000)
Add Back SBC	-	-	-	-
Net income (loss) before SBC	$(710,000)	$(949,000)	$(1,488,000)	$(1,499,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net Income (Loss) from continuing operations	$(0.25)	$(0.33)	$(0.53)	$(0.52)
Add Back SBC	-	-	-	-
Net income (loss) before SBC	$(0.25)	$(0.33)	$(0.53)	$(0.52)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net Income (Loss) from continuing operations	$(710,000)	$(949,000)	$(1,488,000)	$(1,499,000)
Add Back:
Interest, net	(7,000)	-	(17,000)	-
Depreciation and amortization	32,000	58,000	63,000	113,000
Non-cash stock based compensation	-	-	-	-
Non-cash income tax expense	-	-	-	-
Total Add Backs	25,000	58,000	46,000	113,000
EBITDAS	$(685,000)	$(891,000)	$(1,442,000)	$(1,386,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Net Income (Loss) from continuing operations	$(0.25)	$(0.33)	$(0.53)	$(0.52)
Add Back:
Interest, net	-	-	(0.01)	-
Depreciation and amortization	0.01	0.02	0.02	0.04
Non-cash stock based compensation	-	-	-	-
Non-cash income tax expense	-	-	-	-
Total Add Backs	0.01	0.02	0.01	0.04
EBITDAS	$(0.24)	$(0.31)	$(0.52)	$(0.48)

As at August 31, 2017 the Company had 2,802,412 outstanding common shares.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in the current year from investment in new product development;
•

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis

For the three and six months ended August 31, 2017

October 10, 2017

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2017 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include premium waters.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended August 31, 2017, the Company reported gross sales from continuing operations of $509,901 and a net loss from continuing operations of $709,564 as compared to gross sales of $568,118 and a net loss of $949,430 in the corresponding quarter of the prior year.

For the quarter ended August 31, 2017, the Company’s margin percentage increased to 0.7% from (9.1%) for the same period in 2016.

Results of Operations

Revenue

	Quarter ended	Quarter ended
	August 31, 2017	August 31, 2016	Change
Gross Revenue	$509,901	$568,118	$(58,217)
Discounts, Allowances and Rebates	(156,441)	(182,746)	26,305
Net Revenue	$353,460	$385,372	$(31,912)

Gross revenue from continuing operations for the quarter ended August 31, 2017 was $509,901 compared to $568,118 for the same period of the previous year, representing a decrease of $58,217 or 10.0% .

Discounts, rebates and slotting fees from continuing operations for the quarter ended August 31, 2017 decreased by $26,305 compared to the same period of the prior year.

	Six months ended	Six months ended
	August 31, 2017	August 31, 2016	Change
Gross Revenue	$949,145	$994,671	$(45,526)
Discounts, Allowances and Rebates	(250,052)	(330,330)	80,278
Net Revenue	$699,093	$664,341	$34,752

Gross revenue from continuing operations for the six months ended August 31, 2017 was $949,145 compared to $994,671 for the same period of the previous year, representing a decrease of $45,526 or 4.6% .

Discounts, rebates and slotting fees from continuing operations for the six months ended August 31, 2017 decreased by $80,278 compared to the same period of the prior year.

Cost of Sales

	Quarter ended	Quarter ended
	August 31, 2017	August 31, 2016	Change
Cost of Sales	$350,835	$420,251	$(69,416)

Cost of sales from continuing operations for the quarter ended August 31, 2017 were $350,835 compared to $420,251 for the same period of the previous year, representing a decrease of $69,416 or 16.5% .

	Six months ended	Six months ended
	August 31, 2017	August 31, 2017	Change
Cost of Sales	$704,967	$742,811	$(37,844)

Cost of sales for the six months ended August 31, 2017 were $704,967 compared to $742,811 for the same period of the previous year, representing a decrease of $37,844 or 5.1% .

Margin

	Quarter ended	Quarter ended
	August 31, 2017	August 31, 2016		Change
Margin	$2,625	$(34,879)		$37,504
Margin percentage	0.7%	(9.1%	)	9.8%

Margin from continuing operations for the quarter ended August 31, 2017 was $2,625 compared to ($34,879) for the same quarter of the previous year. The margin percentage of 0.7% for the quarter ended August 31, 2017 represents 9.8% increase from the prior comparative year.

	Six months ended		Six months ended
	August 31, 2017		August 31, 2016		Change
Margin	$(5,874)		$(78,470)		$72,596
Margin percentage	(0.8%	)	(11.8%	)	11.0%

Margin for the six months ended August 31, 2017 was $(5,874) compared to $(78,470) for the same period of the previous year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended August 31, 2017 decreased by $105,038 or 12.8% from $818,319 in the same quarter of the prior year to $713,281.

Summary of Quarterly Results

	August 31 (Q2)		May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)
	2017	2016	2017	2016	2017	2016	2016	2015
Net sales / revenue from continuing operations	$353,460	$385,372	$345,633	$278,969	$256,277	$95,099	$291,911	$229,539
Net loss from continuing operations	($709,564)	($949,429)	($778,004)	($549,348)	($727,978)	($782,712)	($876,566)	($759,472)
Net income (loss) from discontinued operations	($22,162)	$801,505	($54,774)	$844,223	($955,067)	$288,039	($4,096,489)	$374,418
Net income (loss)	($731,726)	($147,924)	($832,778)	$294,875	($1,683,585)	($494,673)	($4,973,055)	($385,054)
Earnings (loss) per share, basic – continuing operations	($0.25)	($0.33)	($0.28)	($0.19)	($0.26)	($0.26)	($0.31)	($0.26)
Earnings (loss) per share, basic – discontinued operations	($0.01)	$0.28	($0.02)	$0.29	($0.34)	$0.09	($1.46)	$0.13
Earnings (loss) per share, diluted - continuing operations	($0.25)	($0.33)	($0.28)	($0.19)	($0.26)	($0.26)	($0.31)	($0.26)
Earnings (loss) per share, diluted - discontinued operations	($0.01)	$0.28	($0.02)	$0.29	($0.34)	$0.09	($1.46)	$0.13

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income (Loss) before Stock Based Compensation Expense is as follows:

	August 31 (Q2)		May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)
	2017	2016	2017	2016	2017	2016	2016	2015
Net income (loss) from continuing operations	($709,564)	($949,430)	($778,004)	($549,348)	($727,978)	($782,712)	($876,566)	($759,472)
Stock based compensation	-	-	-	-		-	-	-
Net income (loss) before stock based compensation	($709,564)	($949,430)	($778,004)	($549,348)	($727,978)	($782,712)	($876,566)	($759,472)

Other Information

EBITDAS	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2017	August 31, 2016	August 31, 2017	August 31, 2016
Net income (loss) from continuing operations	$(709,564)	$(949,429)	$(1,487,568)	$(1,498,777)
Interest, net	(7,166)	-	(16,543)	-
Depreciation and amortization	31,735	57,516	63,351	113,454
Stock based compensation expense	-	-	-	-
Income taxes	-	-	-	-
EBITDAS	$(684,995)	$(891,913)	$(1,440,760)	$(1,385,323)

Margin	Quarter ended	Quarter ended		Six months ended		Six months ended
	August 31, 2017	August 31, 2016		August 31, 2017		August 31, 2016
Net revenue	$353,460	$385,372		$699,093		$664,341
Less: cost of sales	350,835	420,251		704,967		742,811
Margin	$2,625	$(34,879)		$(5,874)		$(78,470)
Margin % of Net Revenue	0.7%	(9.1%	)	(0.8%	)	(11.8%	)

Related Party Transactions

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2017	August 31, 2016	August 31, 2017	August 31, 2016

i)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$-	$-	$2,812	$1,500

ii)	Incurred bottling services from a company related by a director in common, Ralph McRae	107,385	114,209	158,983	184,954

iii)	Incurred management service fees with a company related by an officer in common, Dave Read	-	37,500	-	75,000

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	August 31, 2017	August 31, 2016	Change
Operating activities	$(907,326)	$109,971	$(1,017,297)
Investing activities	$(14,681)	$(79,246)	$64,565
Financing activities	$-	$(131,915)	$131,915

During the quarter, cash generated from operating activities decreased by $1,017,297 compared to the same period of the prior year.

Cash utilized by investing activities is a result of the Company spending $14,681 on intangible assets.

Cash utilized for financing activities was $nil during the quarter.

Cash provided by (used in):	Six months ended	Six months ended
	August 31, 2017	August 31, 2016	Change
Operating activities	$(1,589,787)	$345,036	$(1,934,823)
Investing activities	$(9,053)	$204,175	$(213,228)
Financing activities	$-	$(139,789)	$139,789

For the six months ended August 31, 2017, cash generated from operating activities decreased by $1,934,823 compared to the same period of the prior year.

Cash utilized by investing activities decreased by $213,228 compared to the same period of the prior year.

Cash utilized for financing activities was $nil during this year.

Liquidity and Capital Resources

Net working capital has decreased by 37.9% since the prior year ended February 28, 2017. As at August 31, 2017, the Company has net working capital of $ 2,475,418 ($3,986,232 at February 28, 2017).

Total Net Working Capital	August 31, 2017	February 28, 2017
Total Current Assets	$3,182,225	$4,891,278
Less: Total Current Liabilities	(706,807)	(905,046)
Total Net Working Capital	$2,475,418	$3,986,232

Considering the positive net working capital position, including the cash on hand at August 31, 2017, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of August 31, 2017:

Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$ 704,288	$ 123,073	$ 255,275	$ 260,752	$ 65,188
Purchase obligations	58,418	18,951	39,467	-	-
Total	$ 762,706	$ 142,024	$ 294,742	$ 260,752	$ 65,188

Risks and uncertainties

The types of risks and uncertainties that may affect the Company are included in the February 28, 2017 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at August 31, 2017 the Company is exposed to credit risk through the following assets:

	August 31, 2017	February 28, 2017
Trade receivables	$95,452	$74,865
Other receivables	19,057	10,763
Allowance for doubtful accounts	-	-
	$114,509	$85,628

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2017, the Company’s ten largest customers comprised approximately 83% of sales compared with 93% in the last fiscal year ended February 28, 2017. One customer comprised 24% of sales compared with 74% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at August 31, 2017, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $1,169 on net earnings for the quarter ended August 31, 2017. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

As at August 31, 2017, the Company held no debt such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At October 10, 2017, the Company had 2,802,412 issued and outstanding common shares, 694,000 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	August 31, 2017	February 28, 2017
ASSETS

Cash	$2,716,188	$4,315,028
Accounts receivable	114,509	85,628
Inventory (Note 2)	276,466	361,102
Prepaid expenses and deposits (Note 4)	75,062	129,520
	3,182,225	4,891,278

Property, plant and equipment (Note 3)	707,044	765,024
Intangible assets (Note 5)	299,806	297,189
Deferred tax assets	-	-
Assets attributable to discontinued operations (Note 12)	-	26,195
Total Assets	$4,189,075	$5,979,686

LIABILITIES
Accounts payable and accrued liabilities	$406,807	$605,046
Liabilities attributable to discontinued operations (Note 12)	300,000	300,000

Derivative liability - non-employee stock options (Note 6)	18,484	46,352
	725,291	951,398

SHAREHOLDERS' EQUITY
Share capital (Note 7)
Common shares	31,305,247	31,305,247
Treasury stock	-	-
Additional paid-in capital	19,455,359	19,455,359
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(47,874,738)	(46,310,234)
	3,463,784	5,028,288
Total Liabilities and Shareholders' Equity	$4,189,075	$5,979,686

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2017	August 31, 2016	August 31, 2017	August 31, 2016

Gross Revenue	$509,901	$568,118	$949,145	$994,671
Less: Discount, rebates and slotting fees	(156,441)	(182,746)	(250,052)	(330,330)
Net Revenue	353,460	385,372	699,093	664,341

Cost of sales	350,835	420,251	704,967	742,811
Operations, selling, general & administration expenses	713,281	818,319	1,461,689	1,600,953
Depreciation of property, plant and equipment	31,735	57,516	63,351	113,454
Interest, net	(7,166)	-	(16,543)	-
Change in fair value of derivative liability (Note 6)	(25,661)	38,715	(27,868)	12,673
Gain on disposal of assets	-	-	1,065	(306,774)
	1,063,024	1,334,801	2,186,661	2,163,117
Net income (loss) before taxes from continuing operations	(709,564)	(949,429)	(1,487,568)	(1,498,776)
Income tax expense	-	-	-	-
Net income (loss) from continuing operations	(709,564)	(949,429)	(1,487,568)	(1,498,776)
Net income (loss) from discontinued operations (note 12)	$(22,162)	$801,505	$(76,936)	$1,645,727
Net income (loss)	$(731,726)	$(147,924)	$(1,564,504)	$146,951

Basic earnings (loss) per common share

Continuing operations	$(0.25)	$(0.33)	$(0.53)	$(0.52)

Discontinued operations	(0.01)	0.28	(0.03)	0.57
Net basic earnings (loss) per common share	$(0.26)	$(0.05)	$(0.56)	$0.05

Diluted earnings (loss) per common share
Continuing operations	$(0.25)	$(0.33)	$(0.53)	$(0.52)
Discontinued operations	(0.01)	0.28	(0.03)	0.57
Net diluted earnings (loss) per common share	$(0.26)	$(0.05)	$(0.56)	$0.05

Weighted average common shares outstanding
Basic	2,802,412	2,817,471	2,802,412	2,838,584
Diluted	2,802,412	2,817,471	2,802,412	2,838,584

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

		Three months ended		Six months ended
		August 31, 2017	August 31, 2016	August 31, 2017	August 31, 2016
Cash provided by (used in)

Operating activities
Net loss from continuing operations	$	(709,564)	$(949,429)	$(1,487,568)	$(1,498,777)
Net income (loss) from discontinued operations		(22,162)	801,505	(76,936)	1,645,728
Net income for the period		(731,726)	(147,924)	(1,564,504)	146,951
Items not involving cash
Depreciation of property, plant and equipment		31,735	171,846	63,350	342,099
Amortization of leasehold inducement		-	(1,213)	-	(2,425)
Loss on disposal of assets		-	-	1,065	(306,774)
Stock-based compensation		-	-	-	-
Change in derivative liability (Note 6)		(25,661)	38,715	(27,868)	12,673
Change in deferred tax asset		-	(37,337)	-	(10,178)
Changes in non-cash operating working capital items
Accounts receivable, net		(49,271)	(31,529)	(28,881)	(136,504)
Inventory, net		(2,022)	69,051	84,637	18,253
Prepaid and other assets		2,326	141,089	80,653	249,393
Accounts payable		(132,707)	(92,727)	(198,239)	31,548
		(907,326)	109,971	(1,589,787)	345,036

Investing activities
Purchase of capital assets		-	(10,451)	-	(10,451)
Purchase of intangible assets		(14,681)	(68,795)	(20,053)	(92,148)
Proceeds on sale of capital assets		-	-	11,000	306,774
		(14,681)	(79,246)	(9,053)	204,175

Financing activities
Repurchase of common shares		-	(131,915)	-	(139,789)
Issue of common shares		-	-	-	-
Repayment of long-term debt		-	-	-	-
		-	(131,915)	-	(139,789)

Increase (decrease) in cash		(922,007)	(101,190)	(1,598,840)	409,422

Cash, beginning of period		3,638,195	793,431	4,315,028	282,819

Cash, end of period		$2,716,188	$692,241	2,716,188	$692,241

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received		$7,166	$-	$16,543	$-
Interest paid		$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three Months ended				Six Months Ended
	August 31, 2017		August 31, 2016		August 31, 2017		August 31, 2016
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of period	2,802,412	$31,305,247	2,855,947	$31,903,277	2,802,412	$31,305,247	2,859,837	$31,946,732
Shares issued during the period	-	-	-	-	-	-	-	-
Shares cancelled during the period	-	-	(53,535)	(775,568)	-	-	(57,425)	(819,023)
	2,802,412	$31,305,247	2,802,412	$31,127,709	2,802,412	$31,305,247	2,802,412	$31,127,709
Treasury Stock
Beginning of period		$-		$-		$-		$-
Shares issued during the period		-		(775,568)		-		(819,023)
Shares cancelled during the period		-		775,568		-		819,023
		$-		$-		$-		$-
Additional Paid-In Capital
Beginning of period		$19,455,359		$18,989,244		$19,455,359		$18,953,663
Shares cancelled during the period		-		643,653		-		679,234
Stock based compensation on issued options		-		-		-		-
Exercise of stock options		-		-		-		-
		$19,455,359		$19,632,897		$19,455,359		$19,632,897
Accumulated Other Comprehensive Income
Beginning of period		$577,916		$577,916		$577,916		$577,916
Foreign exchange translation adjustment		-		-		-		-
		$577,916		$577,916		$577,916		$577,916
Accumulated Deficit
Beginning of period		$(47,143,012)		$(39,505,670)		$(46,310,234)		$(39,800,545)
Net income (loss)		(731,726)		(147,924)		(1,564,504)		146,951
		$(47,874,738)		$(39,653,594)		$(47,874,738)		$(39,653,594)

Total Shareholders’ Equity		$3,463,784		$11,684,928		$3,463,784		$11,684,928

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditor.

LEADING BRANDS, INC.
Notes to Consolidated Interim Financial Statements
For the three and six months ended August 31, 2017
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, marketing, and distribution of the Company’s branded beverage products.

Basis of Presentation
The accompanying unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2017.

Interim Financial Reporting
These unaudited consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2017. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	August 31, 2017	February 28, 2017
Finished goods	$167,524	$279,666
Raw materials	108,942	81,436
	$276,466	$361,102

3. PROPERTY, PLANT AND EQUIPMENT

		August 31, 2017

	Cost	Accumulated	Net
		Depreciation &
		Impairment
Plant and equipment	$379,689	$97,958	$281,731
Buildings	-	-	-
Automotive equipment	27,800	17,873	9,927
Land	-	-	-
Land improvements	-	-	-
Leasehold improvements	500,724	243,861	256,863
Furniture and fixtures	212,652	190,269	22,383
Computer hardware and software	1,761,497	1,625,357	136,140
	$2,882,362	$2,175,318	$707,044

3. PROPERTY, PLANT AND EQUIPMENT (continued)

		February 28, 2017

	Cost	Accumulated	Net
		Depreciation &
		Impairment
Plant and equipment	$379,688	$94,431	$285,257
Buildings	-	-	-
Automotive equipment	61,550	38,251	23,299
Land	-	-	-
Land improvements	-	-	-
Leasehold improvements	500,724	220,510	280,214
Furniture and fixtures	212,652	187,768	24,884
Computer hardware and software	1,761,497	1,610,127	151,370
	$2,916,111	$2,151,087	$765,024

4. PREPAID EXPENSES AND DEPOSITS

	August 31, 2017	February 28, 2017
Slotting fees	$542	$3,792
Insurance premiums	7,431	52,561
Rental deposits and other	67,089	99,362
	75,062	$155,715

Attributable to discontinued operations	$-	26,195
Attributable to continuing operations	$75,062	129,520

5. INTANGIBLE ASSETS

		August 31, 2017
	Cost	Amortization	Net
Brand license and patent	$351,090	$51,284	$299,806

		February 28, 2017
	Cost	Amortization	Net
Brand license and patent	$331,037	$33,848	$297,189

6. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	August 31, 2017	February 28, 2017
Derivative liability, beginning of period	$44,145	$59,990
Warrants issued during the period	-	-
Change in fair value of non-employee options	(25,661)	(13,638)
Derivative liability, end of period	$18,484	$46,352

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at August 31, 2017 were as follows: (1) risk-free rate of 1.07%; (2) dividend yield of nil; (3) an expected volatility of 71.03%; (4) an expected life of 28 months; and (5) an exercise price of USD $2.82.

7. SHARE CAPITAL

As of August 31, 2017 the company had outstanding 2,802,412 common shares.

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD
Options outstanding as at February 28, 2017	868,000	$ 2.94
Options granted first quarter	-	$ -
Options cancelled first quarter	(174,000)	$ 3.07
Options outstanding as at May 31, 2017	694,000	$ 2.86
Options granted first quarter	-	$ -
Options cancelled first quarter	-	$ -
Options outstanding as at August 31, 2017	694,000	$ 2.86

8. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2017	August 31, 2016	August 31, 2017	August 31, 2016

i)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	$-	$-	$2,812	$1,500

ii)	Incurred bottling services from a company related by a director in common, Ralph McRae	107,385	114,209	158,983	184,954

iii)	Incurred management service fees with a company related by an officer in common, Dave Read	-	37,500	-	75,000

9. COMMITMENTS AND CONTINGENCIES

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$142,024
Year 2	144,731
Year 3	150,011
Year 4	130,376
Year 5 and thereafter	195,564
Total future minimum payments	$762,706

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity and cash. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

11. SEGMENTED INFORMATION

The Company operates in one industry segment being the distribution of beverages. The Company’s principal operations are comprised of a distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

12. DISCONTINUED OPERATIONS

On December 15, 2016 the Company approved the discontinuation of all activities relating to the Company’s co-packing operations. As a result the co-packing operations have ceased and all assets have been liquidated and all liabilities will be settled. All costs associated with the discontinuation were recorded as of February 28, 2017.

In conjunction with the discontinuance of the co-packing operations, the Company has presented the assets and liabilities under the captions “assets of discontinued operations” and “liabilities of discontinued operations” respectively in the accompanying balance sheets as at August 31, 2017 and February 28, 2017, and consist of the following:

Assets of discontinued operations:	August 31, 2017	February 28, 2017
Accounts Receivable	$-	$-
Prepaid expenses and deposits	-	26,195
Total current assets	-	26,195
Property, plant and equipment	-	-
Deferred tax assets	-	-
Total assets	$-	$26,195

Liabilities of discontinued operations:
Accounts payable and accrued liabilities	$300,000	$300,000
Lease inducement	-	-
Total liabilities	$300,000	$300,000

Amounts presented for the quarters ended August 31, 2017 and August 31, 2016 have been reclassified to conform to the current presentation. The following table provides the amounts reclassified for the periods then ended:

Amounts reclassified	August 31, 2017	August 31, 2016
Gross Revenue	$6,361	$2,659,037
Less: Discounts, rebates slotting fees	(5,077)	(78,011)
Net Revenue	1,284	2,581,026

Cost of sales	10,248	1,546,520
Selling, general, and administrative	13,198	156,008
Depreciation of property, plant, equipment and
intangible assets	-	114,330
	23,446	1,816,858
Net Income (loss) before taxes	(22,162)	764,168
Income tax provision (recovery)	-	(37,337)
Total amount reclassified as discontinued operations	$(22,162)	$801,505

LEADING BRANDS, INC. AT A GLANCE

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:                  1-866-685-5200
Website:                   www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200
Toll free: 1-866-685-5200
www.LBIX.com